Exhibit (a)(7)
ENERGY CONVERSION DEVICES ANNOUNCES
FINAL RESULTS OF ITS TENDER OFFER

Rochester Hills, Mich., Nov. 11, 2009 – Energy Conversion Devices, Inc. (ECD) (NASDAQ: ENER), a leading global manufacturer of thin-film flexible solar laminate products for the building-integrated and commercial rooftop markets, today announced the final results of its tender offer (the “Offer”), which expired at 12:00 midnight ET on Tuesday, November 10, 2009.

Under the terms of the Offer, which commenced on October 14, 2009, employees were given the opportunity to exchange an aggregate of 97,724 outstanding restricted stock units granted to them in 2008 under ECD’s 2006 Stock Incentive Plan (the “Plan”) that were subject to the achievement of performance goals based on nameplate capacity expansion goals to be achieved by the end of fiscal 2012, along with associated gross margin goals (the “2012 RSUs”).  The 2012 RSUs were convertible, on a one-for-one basis, into shares of ECD common stock, $0.01 par value.

A total of 62 employees participated in the Offer. Pursuant to the Offer, the Company has accepted for exchange 95,234  2012 RSUs, representing 97% of the total 2012 RSUs eligible for exchange in the Offer. The Company granted, under the Plan, new RSUs in exchange for the eligible RSUs tendered and accepted pursuant to the Offer. The new RSUs will remain substantially the same as the 2012 RSUs with shares vesting 100% on November 12, 2012 subject to continued employment with the company at such time. With the exception of the vesting conditions, the new RSUs will have other terms and conditions that are the same as those of the cancelled 2012 RSUs.

About Energy Conversion Devices
Energy Conversion Devices is a leader in building-integrated and rooftop photovoltaics. The company manufactures, sells and installs thin-film solar laminates that convert sunlight to energy using proprietary technology. ECD’s UNI-SOLAR® brand products are unique because of their flexibility, light weight, ease of installation, durability, and real-world efficiency. Through its Solar Integrated Technologies business, the company also designs, manufactures and installs rooftop photovoltaic systems which enable customers to transform unused space on the rooftop into a value-generating asset. For more information, please visit www.energyconversiondevices.com.

This release may contain forward-looking statements.  Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future net sales or performance, capital expenditures, financing needs, plans or intentions relating to expansions, business trends and other information that is not historical information.  All forward-looking statements are based upon information available to us on the date of this release and are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements.  Risks that could cause such results to differ include: our ability to maintain our customer relationships; the worldwide demand for electricity and the market for solar energy; the supply and price of components and raw materials for our products; and our customers’ ability to access the capital needed to finance the purchase of our products; and risks associated with integrating Solar Integrated Technologies, Inc. The risk factors identified in the ECD filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, could impact any forward-looking statements contained in this release.

Contact:

Mark Trinske, Vice President
Investor Relations & Communications
(248) 299-6063